Exhibit 10.55

This Macadamia Nut Purchase Agreement is entered into on the date set forth below by and between Purdyco International, Ltd., a Hawaii Corporation, d.b.a. Island Princess, (“IP”) and ML Macadamia Orchards, L.P. (“MLP”).

Whereas, IP is experienced and capable in all aspects of the business of processing and marketing macadamia nuts;

Whereas, MLP is the legal and beneficial owner of macadamia nut crop produced in certain macadamia nut orchards in Hawaii;

Whereas, IP desires to purchase wet-in-shell (“WIS”) macadamia nuts from MLP as provided herein;

Now, therefore, in consideration of the promises and mutual covenants and agreements set forth herein, the parties agree as follows:

1.  Term.  This Agreement shall be deemed to have commenced for all purposes as of January 1, 2007 and shall continue in full force and effect until December 31, 2011, unless terminated earlier as provided herein.

2.  Purchase and Sale.  MLP agrees to sell and IP agrees to purchase at least 1.9 million pounds and no more than 2.1 million pounds of WIS macadamia nuts annually from various MLP orchards. Should the parties mutually agree in writing, up to 3 million additional pounds may be sold annually on the same terms and conditions. For purposes of this provision, WIS pounds shall be defined as field pounds, adjusted to 20% moisture and 30% SK/DIS kernel recovery.

3.  Delivery.  MLP shall harvest macadamia nuts and fill containers suitable for transport as mutually agreed upon, and deliver husked WIS nuts to IP’s processing plant. The Parties acknowledge that the crop must be harvested and delivered in a timely manner or the nut quality will be adversely affected. Accordingly, IP agrees to accept delivery of the crop as harvested, up to a maximum of 150,000 WIS pounds per week and shall have the capacity to unload up to 40,000 pounds per hour. The Island Princess processing facility will be open to receive macadamia nut deliveries Monday through Friday from 7:00 AM to 3:00 PM.  Saturday deliveries during peak harvest periods will be accepted with a minimum 24 hour notice to the Kea’au GM (Office Phone; 966-7451, ext 203).  Should IP be unable to accept deliveries up to this level, MLP shall provide samples of the husked WIS nuts intended for delivery. When the delayed nuts are actually delivered, payment shall be based on these samples. MLP recognizes a duty to mitigate any damage by providing forecasts of intended deliveries and by selling delayed deliveries to other processors with excess capacity if at all possible.

4.  Annual Contract Price.  The Parties shall mutually agree upon a contract price for each six-month period (January-June and July-December) under the contract. The pricing for January-June shall be agreed to no later than November 15th of the preceding year. The pricing for July-December shall be agreed to no later than the preceding May 15th.

Should the Parties fail to agree upon a price by the established dates, the Parties shall mutually engage an independent third party broker or specialist to (1) survey the macadamia market for the preceding crop year, (2) determine the average price per pound for bulk premium (Hawaiian and Australian) Style II macadamia nuts and (3) issue a certified report to the parties. The procedures for such review are outlined in Exhibit A. Either party may review or challenge the content of the report within 15 days of issuance, in which case the parties shall attempt to resolve the matter through good faith negotiation. Should the parties fail to reach a final agreement, the objecting party may, at its own cost, engage a second qualified Specialist to perform another price survey. The results of the two surveys shall be averaged to determine the Global Macadamia Kernel Price. The Global Macadamia Price as determined by the Specialist(s) shall be converted to a WIS contract price using a conversion factor of 15.2% of the Global Macadamia Kernel Price.

In the event that a contract price has not been established by the beginning of any six-month contract period, any nuts delivered will be paid at an estimated price equal to the price in the preceding period. Once the new pricing is determined, an adjustment shall be calculated and reflected in the subsequent monthly payment.

5.  (A) Options to Terminate. In the event that the contract price for any six-month contract period is less than 75 cents per pound, MLP shall be entitled to terminate this agreement at its sole option by providing 60 days written notice.  In the event that the contract price for any six-month contract period is more than $1.20 per pound, IP shall be entitled to terminate this agreement at its sole option by providing 60 days written notice.

5.  (B) Suspension of WIS Macadamia Nut Delivery.- In the event that rocks contained in a delivery, as determined by the WIS macadamia nuts sampling process exceeds 0.5% of the gross weight of the delivery sample, or when “Extraneous” matter ( as defined in Exhibit B) exceeds 5% of the gross weight of delivery sample, IP has the right to refuse further deliveries of WIS macadamia nuts until satisfied that MLP has taken the necessary measures to correct the problem at their husking plant.  IP will inform MLP immediately when extraneous materials exceed the established criteria and allow reasonable time for MLP to mitigate the problem.

6.  Payment Terms.  Payments shall be made within 30 days of the date of delivery.

7.  PACA Lien – IP acknowledges that WIS macadamias are a perishable agricultural commodity. IP further concedes that all receivables related to deliveries of WIS nuts are subject to and secured by the provisions of the Perishable Agricultural Commodities Act of 1930.

8.  Sampling.  IP and MLP shall use such methods and procedures as may be appropriate to enable IP to determine the gross wet-in-shell weight, the moisture content and the kernel recovery of the macadamia nuts delivered to it by MLP with as much accuracy as is reasonably practicable. The procedures to be used in sampling for moisture, kernel recovery and in calculating the payment to MLP are set forth in Exhibit B. Any deviations from the sampling procedure shall be by mutual agreement only.

9.  Accounting and Reports.  IP shall keep full and accurate records and accounts showing, among other things, dates of delivery and weights of nuts from the orchards, all wet-in-husk weights measured, and all other information that may be necessary or desirable in order to calculate and verify payments to MLP under this Agreement.

Along with each payment for deliveries, IP will provide a written report to MLP describing the shipment delivery weight (WIS), the quality analysis results, and the calculations that determine payment.

MLP shall be entitled to observe the sampling process upon reasonable notice and shall be entitled to any information necessary or desirable to verify the accuracy of the nut price or payment. To the extent that information is shared between the parties hereunder and is not otherwise in the public domain, both parties agree to keep such information confidential except as may be required by law or in connection with any litigation between the parties.

10.  Termination.  The parties may terminate this Agreement at any time by mutual agreement in writing.  In the event that any party shall be in default (as defined below), the non-defaulting party may terminate this Agreement at any time by delivering written notice of such termination to the defaulting party.

A party shall be in “default” under this Agreement in the event that (i) it files any voluntary proceeding for dissolution or under any federal or state bankruptcy, insolvency, receivership or similar law; (ii) any such proceeding is commenced against it involuntarily and is not dismissed within 60 days; (iii) it makes any composition with or assignment for the benefit of its creditors; (iv) it enters into any corporate reorganization or acquisition without making adequate provision for the performance of its obligations under this Agreement; (v) it fails to perform any of its obligations when due under this Agreement and it fails to correct such non-performance within 30 days after written demand for performance is made by the other party; or (vi) it repeatedly fails to perform its obligations under this Contract except after written demand for performance.

11.  Notice.  For convenience of operation hereunder, each of IP and MLP shall designate one representative to serve as the channel of communication for delivering information to and securing necessary action by its principals.  Any party may change its representative from time-to-time by delivering written notice of such change to the other party.  Until further notice is given, each party’s representative shall be the person listed in the notice address below.

Any and all notices, demands, or other communications (collectively, “notice”) requiring or desired to be given hereunder by either party shall be in writing and shall be validly given or made to the other party or his authorized representative at the address set forth below, if served either personally or if deposited in the United States mails, certified or registered, postage prepaid, or if sent by fax.

IP:	Island Princess Macadamia Nut Company
2846 Ualena Street
Honolulu, Hawaii 96819
	Attention: President	Fax: (808) 836-2019

MLP:	ML Macadamia Orchards, L.P.
26-238 Hawaii Belt Road
Hilo, Hawaii 96720
	Attention: President	Fax: (808) 969-8152

If such notice is delivered personally, service shall conclusively be deemed to have been made at the time of such delivery.  If such notice is given by mail, service shall conclusively be deemed to have been made 72 hours after deposit thereof in the mail as provided for above.  If such notice is given by fax, service shall conclusively be deemed to have been made 24 hours after the transmission thereof and receipt of the proper response code.  Any party may change its address for the purpose of receiving notices as herein provided by a written notice given to the other party.

12.  Force Majeure.  Neither of the parties hereto shall be liable or accountable to the other party for any delay in complying or any failure to comply with any of the terms, provisions or conditions of this Agreement in the event that such failure shall have been caused by an act of God, strike, lockout, public enemy, war, civil commotion, riot, condemnation, judicial or governmental order or other requirements of law which directly prohibit the performing by either party of the obligations hereunder (such as, but not limited to, governmental regulations concerning the hazards of marketing or consumption of macadamia nuts) or the refusal or failure of any governmental office or officer to grant any permit or order necessary for compliance herewith by either party hereto, nor shall either of the parties hereto be liable or accountable to the other party for any damages arising from any such delay or failure. In the event that any such event shall have a material adverse economic impact on the price or marketability of macadamia nuts, either party may terminate this agreement with 90 days written notice.

13.  Waiver.  The failure of either party to enforce its rights upon any default on the part of the other party shall not be construed as a waiver thereof, nor shall any custom or practice which may grow up between the parties in the course of administering this Agreement be construed to waive or to lessen the right of either party to demand performance by the other party or exercise its rights in the event of default.  No provision of, or default under this Agreement, may be waived except by a notice in writing signed by the party making the waiver.  A waiver by either party of a particular default shall not be deemed to be a waiver of any other subsequent default.

14.  Assignment.  Neither of the parties hereto may assign any of its rights or obligations under this Agreement without the prior written consent of the other party.  No consent or approval required under this Agreement shall be unreasonably withheld and no charge for the giving of such consent or approval shall be made.

15. Entire Agreement.  This Agreement represents the entire agreement and understanding of the parties with respect to the subject matter hereof.  The parties specifically acknowledge and agree that no joint venture or lease is created hereby and that neither party is hereby appointed as the agent of the other party.

16. Mediation. Any and all matters in dispute arising from or relating to this contract/agreement, or the breach thereof, which remain unresolved after direct negotiation between the parties, shall first be submitted to confidential mediation in accordance with the Rules, Procedures and Protocols for Mediation of Dispute Prevention & Resolution, Inc., then in effect. The parties agree that a good faith attempt to resolve all issues in mediation is a pre-condition to further adversarial proceedings of any kind.

17. Governing Law.  This Agreement will primarily be performed in and shall be governed by and construed in accordance with the laws of the State of Hawaii. Each of the parties consents to the jurisdiction of the courts of the State of Hawaii or any federal court sitting in Hawaii and agrees that Hawaii is an appropriate venue for any action that may be brought under this Agreement.

IN WITNESS WHEREOF, IP and MLP have caused this Macadamia Nut Purchase Agreement to be executed and delivered by their duly authorized representatives on this 5th day of January, 2006.

IP:	PURDYCO INTERNATIONAL, LTD.

	By	/s/ Michael Purdy
Michael Purdy
Its President

MLP:	ML MACADAMIA ORCHARDS, L.P.

	By	/s/ Dennis J. Simonis
Dennis J. Simonis
Its President

EXHIBIT A

PROCEDURES FOR DETERMINATION OF GLOBAL MACADAMIA PRICES

1.                                       If the parties fail or are unable to agree upon a contract price by November 15th for any January-June period or by May 15th for any July-December period during the term hereof, the following procedures shall be used to determine the Global Macadamia Kernel Price, as defined herein.  This Global Macadamia Kernel Price shall then be converted to a WIS contract price equal to 15.2% of the Global Macadamia Kernel Price.

2.                                       The parties shall mutually-select an independent third-party broker or specialist (the “Specialist”) from the list below with current experience and transactions in the macadamia nut market.  The Specialist shall be independent and shall have no material business relationship with either party.

a.	J.F. Braun & Associates
b.	Trademark Commodities Inc.
c.	Jennings & Associates
d.	Debbie Roy Brokerage
e.	York Sutch & Associates

If the parties shall be unable to mutually agree upon a Specialist, then the parties shall alternately delete one name each from the list, until only one Specialist is left.

3.                                       The Specialist shall determine the average, current spot price per-pound for bulk premium (Hawaiian and Australian) Style II raw macadamia nuts (FOB West Coast) (the “Global Macadamia Kernel Price”).  Any distressed or discounted sales for old or inferior macadamia nuts shall be excluded from the determination.  The Specialist shall thereupon issue a certified report of the foregoing to the parties, which report shall state the average price per pound for the applicable period, together with the methodology, procedure and actual sample of transactions utilized in the calculation.

4.                                       If neither party objects to the reported Global Macadamia Kernel Price, as determined above, the WIS contract price will be 15.2% of the Global Macadamia Kernel Price.

5.                                       If either party challenges the conclusions of the report within fifteen (15) days of the issuance thereof, the parties shall attempt to resolve the pricing issues through good faith negotiations.  In the event that the parties fail or are unable to reach a final agreement as to the contract price within fifteen (15) days, the objecting party may, at its own cost, engage a second, qualified, independent, third-party broker or specialist to prepare a second certified price report using the procedures set forth in item no. 3 above.  The results of the two reports shall be averaged to determine the Global Macadamia Kernel Price.  The Global Macadamia Kernel Price, as determined by the independent third-party broker(s) or specialist(s), as the case may be, shall be converted to a WIS macadamia nut contract price using a conversion factor of 15.2% of the Global Macadamia Kernel Price.

EXHIBIT B

Procedure for Sampling NIS for Payment Purposes

1.  MLP agrees to provide certified scale weights for each delivery, either from the batch scales located at the Pahala and Kea’au husking stations or from a public scale located no more than 10 miles from the Island Princess processing facility.  Upon delivery, weigh or verify certified weight ticket to determine the Gross Weight of each wet-in-shell (“WIS”) shipment. A shipment (“shipment”) shall mean one load delivered on a single day.  Additional loads delivered on the same day will be treated as individual shipments, i.e. separate weights and samples.  IP will provide, upon delivery, a receipt that states the weight of each shipment delivered by MLP. (The delivery and accompanying sample will be identified by lot.  The lot designation will be by date and time of receipt.  A delivery, for example, on March 3, 2007 at 2:00PM shall be designated “MLP3/3/07-1400”.

2.  MLP will provide samples from its continuous sampler until IP has the ability to draw a continuous sample from throughout the delivered shipment of mutually agreed upon quantity of nuts.  When IP installs a continuous sampler IP will adhere to the procedures as stated below.  A 60 lbs. (minimum weight) sample will be collected and will accompany the shipment at the time of delivery.  This sample will be used by IP to determine the moisture content, the amount of extraneous material, kernel quality and recovery.  From this sample - using accepted grab procedures -  two sub samples, designated “A” and “B”, of 20lbs. each shall be collected.  Sub-sample “A” shall be used for analysis as specified in the following text.  Sub-sample “B” shall be used to verify the analysis results if requested by MLP.  Sub-sample “B” shall be held available for 14 days following issuance of payment by IP or until that payment is accepted by MLP (which ever comes first).

3.  To determine Gross Weight WIS Delivered (herein designated as “GW”):

a.  Weigh sub-sample “A” and record the weight.

b.  Sort the sample and remove any extraneous material (to include: rat damaged and empty nuts, rocks, sticks, husk, mechanically fractured shell exposing kernel, and any trash).  Record the weight of this portion.

c.  Screen the resulting WIS sample for peewee nuts (defined as nuts less than 5/8 inch in diameter).  Record the weight of this portion.  Retain the WIS portion for subsequent analysis.

d.  Calculate the ratio:

((wt. sub-sample “A”) - (wt. extraneous material) - (wt. peewee nuts)) / wt. sub-sample “A” = EM

e.  Calculate “GW” as follows:

EM x Gross Weight of shipment = GW

4.  Split the cleaned WIS sub-sample “A” into two portions, one of approximately two (2) lbs. for moisture content determination (moisture sample) and the other of approximately ten (10) lbs. for quality analysis (quality sample).  The procedures for moisture content analysis are specified in paragraph 5 below.  The procedures for determining kernel recovery and spoilage are specified in paragraphs 6 to 11.

5.  Weigh the moisture sample and record the weight.  Dry the sample at approximately 250 degrees Fahrenheit for a period of 1 day.  Weigh the dried sample and record the weight after drying.  Divide the difference in weight prior to and after drying by the weight prior to drying.  The result is the percentage of moisture of the WIS nuts designated herein as “M”.

6.  Weigh the quality sample and record the weight. Dry the sample at approximately 122 degrees Fahrenheit for 3 days then raise the temperature to 140 degrees Fahrenheit for 2 days.  Record the dry-in-shell (“DIS”) weight.  The weight, in grams, of the DIS sample is designated herein as “X”.

7.  Crack the DIS sample and separate the shells from the kernels.  Determine the weight of the recovered raw kernels.  Roast all recovered kernel at 260 degrees Fahrenheit for 35 minutes in a convection oven.

8.  Inspect the roasted kernels and separate unsaleable kernels and record the weights of the following categories.

a)	Stinkbug damage (>2 spots)
b)	Koa Seed Worm damage
c)	Tropical Nut Borer damage
d)	Mold
e)	Germination
f)	Immature/Shrivels
g)	Total a) through f)

Record the data and summarize for field management purposes.

9.  Using Hawaii, Department of Agriculture “Standards for Hawaii-Grown Shelled Macadamia Nuts” criteria, separate out the salable kernel and record the weight.  The weight, in grams, of salable kernel is designated herein as “Y”.

10.  Determine the Salable Kernel Recovery (SK/DIS) factor designated herein as “KR”.

KR = Y/X

11.  Determine spoilage percentages for each category of unusable as follows:

For each category of unusable, divide the recorded category

weight by the total of unusable and usable kernel (8(g) plus Y).

12.  Determine Payable Pounds for the load.

a)  Convert total load to WIS weight at 20% moisture designated herein as “WM”

WM = GW*(1-M)/(1-.2)

b)  Determine Payable Pounds for the load designated herein as “P”

P = WM*(KR/.3)

13. Sample Calculation.

Gross Weight WIS Delivered (after Ex-       45,000 lbs traneous material)

Moisture (from sample)	21.0%
Salable Kernel Recovery (from sample)	30.5%
Price (e.g. 1st year volume price)	$.85

WM = 45,000 * (1-.21)/(1-.2) = 44,437 lbs WIS adjusted to 20% moisture

P = 44,437 * 0.305/0.3 = 45,178 lbs WIS adjusted to 20% moisture & 30% recovery (Contract Pounds)

Payment = 45,178 lbs * $0.85  =                            $38,401.30